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                                                                  EXHIBIT (E)(3)

                                Labor Relations

   The Company's employees are members of 28 separate labor unions which deal with the Company either directly or through the Federacion de Trabajadores de Telecomunicaciones de Venezuela (Federation of Telecommunications Workers of Venezuela) ("FETRATEL"). Approximately 39.2% of the 13,592 Company employees at December 31, 2000 were members of a labor union. In the past, contract negotiations have generally not been concluded by the expiration date of the collective bargaining agreement, but employees have continued to act under the terms of the expired contracts during negotiations. However, the Company has experienced work stoppages from time to time. The most recent work stoppage, which lasted 23 days, occurred in March 1997 during contract negotiations following the expiration of a collective bargaining agreement on December 31, 1996. On April 2, 1997 the Government suspended the strike and convened an arbitration panel to draft a new collective bargaining agreement. This agreement expired on June 18, 1999. On September 3, 1999, the Company signed a collective bargaining agreement with FETRATEL, which expired on June 17, 2001. This agreement established a 20% base salary increase retroactive to June 18, 1999 for all union workers and merit increases in June 2000 and 2001. A new collective bargaining agreement is currently under negotiation with FETRATEL. Future conflicts with the Company's unionized employees or other employees could have a material adverse effect on the Company.

                                   Employees

   At December 31, 2000, approximately 39.2% of the Company's employees were members of one of the 28 unions which deal directly with the Company or through FETRATEL, compared to approximately 99.9% at privatization. Since privatization, the Company has experienced work stoppages from time to time of various durations and levels of participation. These work stoppages have not had a material effect on the Company's results of operations. The most recent stoppage occurred in connection with contract negotiations when approximately 1,500 of the Company's workers undertook a 23-day strike in March 1997. In April 1997, the Government suspended the strike and convened an arbitration panel to establish a new collective bargaining agreement. This agreement expired effective on June 18, 1999. On September 3, 1999, the Company signed a new bargaining agreement valid through June 17, 2001. This agreement contained various innovative provisions including variable compensation based on the operational performance of the Company. The agreement also established a 20% base salary increase retroactive to June 18, 1999, a Bs. 30,000 weekly salary increase to all union workers on June 18, 2000, and merit increases in June 2000 and 2001. Annual profit sharing increased from 110 days to 120 days of salary and the vacation bonus was increased from 45 days to 48 days. Moreover, the agreement modified the obligatory years of service for post-retirement benefits to 23 years for employees covered after June 1997. The option to select lump-sum benefit payments instead of the benefits derived from the retirement program was also established by this agreement. A new collective bargaining agreement is currently under negotiation.